UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                     X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                 No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                 No                     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 28 June 2022, with CNMV registration number 1511 (the “Second Segment II”) and the notice of inside information of 29 June 2022, with CNMV registration number 1515 , and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from CITIGROUP GLOBAL MARKETS EUROPE AG as the Second Segment1 manager– that it has carried out the following transactions over BBVA shares in execution of the Second Segment between 22 and 29 July 2022 (both inclusive):

Date Security Transaction Trading Venue Number of Shares Weighted average price € 22/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,1605 25/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,1833 26/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,1180 27/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,1509 28/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,1628 29/07/2022 BBVA. MC Purchase XMAD 4.250.000 4,3943 TOTAL 25.500.000

The number of shares purchased to date as a result of the execution of the Second Segment amounts to 89.250.000, which represents 59,50% of the maximum number of shares of the Second Segment as reflected in the Second Segment II.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 1 August 2022

1 “Second Segment” has the same meaning as in the Second Segment II.

ANNEX 1

Detailed information on each of the transactions carried out in execution of the Second Segment between 22 and 29 July 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: August 1, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director